UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*



                              STELMAR SHIPPING LTD.
                     ---------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.02 PER SHARE
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    V8726M103
                                    ---------
                                 (CUSIP NUMBER)

                             FREDRIC S. LONDON, ESQ.
                                 OMI CORPORATION
                                ONE STATION PLACE
                           STAMFORD, CONNECTICUT 06902
                                 (203) 602-6700
                     ---------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 WITH A COPY TO:

                            ROBERT L. CLARE III, ESQ.
                              COUDERT BROTHERS LLP
                           1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                  UNITED STATES
                                 (212) 626-4400

                                  MAY 16, 2004
                                  ------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.    V8726M103
--------------------------------------------------------------------------------

1.    NAMES OF REPORTING PERSONS
      I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      OMI Corporation
      52-2098714
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                                   |X|
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             Republic of the Marshall Islands
--------------------------------------------------------------------------------
       NUMBER OF      7.      SOLE VOTING POWER

        SHARES                -0-
                      ----------------------------------------------------------
     BENEFICIALLY     8.      SHARED VOTING POWER

         OWNED                4,775,610 Shares of Common Stock (1)
                      ----------------------------------------------------------
        BY EACH       9.      SOLE DISPOSITIVE POWER

       REPORTING              -0-
                      ----------------------------------------------------------
        PERSON        10.     SHARED DISPOSITIVE POWER

         WITH                 4,775,610 Shares of Common Stock (1)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,775,610 Shares of Common Stock (1)
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                   |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      27.5% of the outstanding Common Stock
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
--------------------------------------------------------------------------------

(1) Up to 4,775,610 shares of the Issuer are subject to certain voting provisions set forth in agreements ("Agreements") entered into by the Reporting Person and certain shareholders of the Issuer (discussed in Items 3 and 6 hereof). As a result of the Agreements, the Securities and Exchange Commission may deem the Reporting Person to be a member of a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, with respect to such shares and may deem the Reporting Person to be the beneficial owner of 4,775,610 shares. The Reporting Person disclaims being a member of a group with or among any of such shareholders within the meaning of the aforementioned rule, and the Reporting Person disclaims beneficial ownership of all shares.

                                  SCHEDULE 13D

ITEM 1.      SECURITY AND ISSUER

         This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, par value $0.02 per share (the "Shares"), of Stelmar Shipping Ltd., a Liberian corporation (the "Issuer"). The Issuer's principal executive office is located at Status Center 2A Areos Str. Vouliagmeni 16671, Athens, Greece.

ITEM 2.      IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by OMI Corporation ("OMI").

         OMI CORPORATION

         (a) OMI, a corporation formed under the laws of the Republic of the Marshall Islands.

         (b)      One Station Place
                  Stamford, Connecticut 06902.

         (c) OMI is engaged principally in the business, through its subsidiary entities, of seaborne transportation of crude oil and refined petroleum products.

         (d) Except as stated below, during the last five years, OMI has not been convicted in a criminal proceeding. In January 2004, OMI reached an agreement with the Department of Justice pursuant to which OMI pleaded guilty to one count of knowingly violating regulations promulgated under the Act to Prevent Pollution from Ships by failing to maintain an "oil record book" on one of its vessels. The violations were the result of crew members on a vessel acting in violation of OMI policies without the knowledge of OMI management. The case was originally brought forth by the U.S. Attorney's office in Newark, New Jersey. Sentencing in connection with the violations is currently scheduled to take place on July 19, 2004. If the presiding judge sentences OMI according to the agreement, OMI will pay a $4.2 million fine and serve a probationary period of three years.

         (e) During the last five years, OMI was not a party to a civil proceeding of a judicial or administrative body as a result of which OMI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     DIRECTORS AND EXECUTIVE OFFICERS OF OMI

         (a), (b), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each of the directors and executive officers of OMI. The business address of each of such persons is OMI Corporation, One Station Place, Stamford, Connecticut 06902.

                                DIRECTORS OF OMI

NAME AND BUSINESS ADDRESS             CITIZENSHIP                  PRESENT PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------------------
Craig H. Stevenson, Jr.               USA                          Chairman of the Board, Chief Executive
(Stamford, Connecticut)                                            Officer and Director of OMI

Robert Bugbee                         United Kingdom               President, Chief Operating Officer and
(Stamford, Connecticut)                                            Director of OMI

Edward Spiegel                        USA                          Director
(Stamford, Connecticut)

James D. Woods                        USA                          Director
(Stamford, Connecticut)

James N. Hood                         USA                          Director
(Stamford, Connecticut)

Michael Klebanoff                     USA                          Director
(Stamford, Connecticut)

Philip J. Shapiro                     USA                          Director
(Stamford, Connecticut)

Donald C. Trauscht                    USA                          Director
(Stamford, Connecticut)


                            EXECUTIVE OFFICERS OF OMI

NAME AND BUSINESS ADDRESS             CITIZENSHIP                  PRESENT PRINCIPAL OCCUPATION
-----------------------------------------------------------------------------------------------------------------
Craig H. Stevenson, Jr.               USA                          Chairman of the Board, Chief Executive
(Stamford, Connecticut)                                            Officer and Director of OMI

Robert Bugbee                         United Kingdom               President, Chief Operating Officer and
(Stamford, Connecticut)                                            Director of OMI

Kathleen C. Haines                    USA                          Senior Vice President, Chief Financial
(Stamford, Connecticut)                                            Officer and Treasurer of OMI

Fredric S. London                     USA                          Senior Vice President and General Counsel
(Stamford, Connecticut)                                            of OMI

Stavros Skopelitis                    USA                          Vice President of OMI
(Stamford, Connecticut)

         (d) During the last five years, none of the above directors and executive officers of OMI has been convicted in a criminal proceeding.

         (e) During the last five years, none of the above directors and executive officers of OMI has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As  discussed  below and in Item 6  hereof,  the  Shares to which  this
Schedule 13D relates have not been purchased by OMI.

         On May 16, 2004, OMI entered into agreements (the "Agreements") with each of Stelshi Holding Ltd., Stelphi Holding Ltd. and Stelchi Holding Ltd. (each, a "Shareholder") in which each Shareholder agreed to certain obligations with respect to the Shares over which the Shareholder has voting power (the "SHL Shares"), and certain other matters as described in Item 6 hereof. Mr. Stelios Haji-Ioannou, the sole shareholder of Stelshi Holding Ltd., is also party to the Agreement with that entity solely with respect to a non-compete provision contained in that Agreement (see Item 6 hereof).

         OMI paid an aggregate amount of $2,387,805 upon execution of the Agreements for the initial standstill period of 60 days, and, if all extension periods are applicable or exercised under the Agreements, will pay an additional $7,163,416 in connection therewith. The funds for the initial standstill period have come, and funds for any additional extension periods will come, from OMI's working capital.

         The Agreements have been filed as Exhibits A, B and C hereto and are incorporated herein by reference.

ITEM 4.      PURPOSE OF TRANSACTION

         OMI entered into the Agreements to facilitate discussion between OMI and the Issuer with respect to a possible business combination between the two companies.

         OMI understands that, on May 16, 2004, shortly prior to signing the Agreement, Mr. Stelios Haji-Ioannou notified Nicholas Hartley, Chairman of the Board of Directors of the Issuer, that Stelshi Holding Ltd. intended to enter into the Agreement.

         Shortly thereafter, on May 16, 2004, and prior to the execution of the Agreements by OMI, Craig H. Stevenson, Jr., Chairman of the Board of Directors and Chief Executive Officer of OMI, telephoned Mr. Hartley to advise him of the Agreements and OMI's interest in commencing discussions with the Issuer with respect to the possible business combination between the two companies. Mr. Stevenson indicated his desire to meet in person and agreed to fly to London at Mr. Hartley's invitation. The following morning, on May 17, 2004, OMI issued a press release announcing it had entered into the Agreements.

         On May 18, 2004, Mr. Stevenson met with Mr. Hartley, Peter Goodfellow, a Director and the Chief Executive Officer of the Issuer and Terence A. Coghlin, a Director of the Issuer. At that meeting Mr. Hartley, Mr. Goodfellow and Mr. Coghlin indicated that if OMI were to make a written offer, the offer would be considered by the Board of Directors of the Issuer.

         On May 20, 2004, in response to such meeting and pursuant to the Agreements, Mr. Stevenson sent a letter, attached hereto as Exhibit D, to Mr. Hartley outlining the rationale of a business combination between OMI and the Issuer and setting forth the terms and timing upon which OMI would proceed toward consummating a transaction (the "Offer Letter"). In accordance with the Agreements, the Offer Letter proposed a combination of OMI and the Issuer in a stock-for-stock merger in which the former shareholders of the Issuer would own 40.5% of the combined company on a fully diluted basis in an all-stock transaction, subject to customary terms and conditions, including satisfactory completion of due diligence (the "OMI Transaction"). OMI indicated that it would be prepared to pay up to 25% of the consideration in cash in lieu of OMI shares.

         As of the date of this filing, OMI is waiting for the Issuer's response to the Offer Letter. There can be no assurances that further discussions between OMI and the Issuer will occur and, even if they do, that they will lead to a definitive agreement being reached. In the event that OMI and the Issuer cannot reach an agreement, OMI will explore all of its options, which may include exploring available avenues to call a special meeting of the shareholders, or have the shareholders act by written consent, to install a board of directors committed to exploring a business combination transaction in the interests of the Issuer's shareholders, acquiring the Issuer's Shares, directly or indirectly, in open-market or privately negotiated transactions, or commencing an exchange or tender offer for the Issuer's Shares.

         Other than as described or incorporated above, OMI currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D although OMI reserves the right to develop such plans. Specifically, but without limiting the generality of the foregoing, OMI may acquire Shares if it believes that such acquisition would facilitate an OMI Transaction.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) OMI does not currently own any shares in the Issuer. As a result of the Agreements, the Securities and Exchange Commission may deem OMI to be a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the 4,775,610 Shares that are subject to the Agreements, and OMI may be deemed to be the beneficial owner of such Shares. Based upon the number of Shares disclosed to the public as outstanding as of March 19, 2004, such Shares represent approximately 27.5% of the issued and outstanding Common Stock.

         To the knowledge of OMI, no Shares are beneficially owned by any director or executive officer of OMI.

         (c) Other than as reported in Item 6 hereof with respect to Shares in which OMI may be deemed to be the beneficial owner, there were no transactions in the Common Stock that were effected by OMI or, to the knowledge of OMI, any director or executive officer of OMI during the past sixty days.

         (d) To the knowledge of OMI, all pecuniary interests in the Shares referred to in Item 5(a) hereof are held by the Shareholders.

         (e)       Not applicable.

         OMI disclaims being a member of a group and, pursuant to Rule 13d-4 of the Exchange Act, disclaims beneficial ownership of any Shares for the purposes of Section 13(d) or Section 13(g) of the Exchange Act.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3 and 4 is incorporated herein by reference.

SUMMARY OF KEY TERMS OF THE AGREEMENTS

         The following is a summary of the key terms of the Agreements.

STANDSTILL, VOTING AND OTHER COVENANTS

         Pursuant to the Agreements, each of the Shareholders has agreed, during the term of the relevant Agreement, (i) not to sell any of its SHL Shares to any third party; (ii) not to grant proxies or enter into any voting arrangements; and (iii) not to solicit or encourage the submission of or facilitate any inquiries, offer or proposal for any acquisition of any Shares or for any merger or other business combination involving the Issuer.

         Each of the Shareholders further agreed during the term of the relevant Agreement (i) to attend all meetings of the shareholders of the Issuer and, to the extent permitted by law, vote in favor of the OMI Transaction; (ii) to the extent permitted by law, to vote against any action that would impede the OMI Transaction or that would lead to any change in the executive officers or Board of Directors of the Issuer or any change in the present corporate structure or business of the Issuer; and (iii) in the event the OMI Transaction is a tender and/or exchange offer recommended by the Board of Directors of the Issuer, to tender its SHL Shares pursuant to the terms of such OMI Transaction.

         Pursuant to the Agreements, OMI has agreed to pay (i) an initial term fee of approximately $2,387,805 in the aggregate, that was due and payable upon execution of the Agreements, for an initial sixty-day standstill period (the "Initial Term"); (ii) a subsequent period fee of approximately $4,775,610 in the aggregate, payable following execution of a definitive agreement between the Issuer and OMI for the consummation of the OMI Transaction, for a subsequent standstill period of ninety days, plus any delays due to regulatory review of filings (the "Subsequent Period"); and (iii) an optional extension period fee of approximately $1,193,903 in the aggregate for each month, payable upon OMI's election of such extension for an optional extension period ("Optional Extension Period") of up to sixty days beyond the Subsequent Period, such election exercisable only in the event there is an offer in relation to the Shares of the Issuer that is competitive with the OMI Transaction. All such fees shall be credited against the purchase price payable to the Shareholders in the event the OMI Transaction is consummated.

         If the Board of Directors does not approve an OMI Transaction but receives a competitive offer during the five months from the date of the Agreements which leads to a completed transaction, upon consummation of that transaction, the Shareholders are obligated to pay OMI a cash amount equal to the greater of the fees received for the Initial Term and 25% of the value of the consideration received by the Shareholders pursuant to the transaction in excess of $33.90 per Share.

         The Agreements terminate when, among other termination events, any of the following occurs: (i) at the end of the Initial Term if the Board of Directors of the Issuer has not at any time prior to the end of such period approved the proposed OMI Transaction; (ii) at the end of the Optional Extension Period, if any, or if none, the end of the Subsequent Period; (iii) upon the shareholders of the Issuer failing to approve the proposed OMI Transaction; (v) upon termination or abandonment of an OMI Transaction by OMI; or (v) upon termination by a Shareholder in the event of certain material adverse changes with respect to OMI.

NON-COMPETE AGREEMENT

         In addition to the foregoing, the Agreement with Stelshi Holding Ltd. contains a covenant of Stelios Haji-Ioannou, the sole shareholder of Stelshi Holding Ltd., by which Mr. Haji-Ioannou agreed to enter into a non-competition agreement to refrain from competing with OMI to, in effect, extend the period covered by an existing non-competition agreement between

Mr. Haji-Ioannou and the Issuer until five years from the closing date of the OMI Transaction. In exchange, OMI has agreed to pay Mr. Haji-Ioannou an amount of $2,500,000.

         Except as set forth herein, neither OMI nor, to the best of OMI's knowledge, any of the individuals named in Item 2 hereof, has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

             1. Attached hereto as Exhibit A is a conformed copy of the Agreement dated as of May 16, 2004 between OMI and Stelshi Holding Ltd. (together with Stelios Haji-Ioannou for purposes of the non-compete provision only)

             2. Attached hereto as Exhibit B is a conformed copy of the Agreement dated as of May 16, 2004 between OMI and Stelphi Holding Ltd.

             3. Attached hereto as Exhibit C is a conformed copy of the Agreement dated as of May 16, 2004 between OMI and Stelchi Holding Ltd.

             4. Attached hereto as Exhibit D is a conformed copy of the letter dated May 20, 2004 from OMI Corporation to Stelmar Shipping Ltd.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 25, 2004                       OMI CORPORATION

                                           By /s/ Craig H. Stevenson, Jr.
                                              ---------------------------------
                                              Craig H. Stevenson, Jr.
                                              Chairman of the Board of Directors
                                              and Chief Executive Officer

                                INDEX TO EXHIBITS

EXHIBIT A         A  conformed  copy of the  Agreement  dated as of May 16, 2004 between OMI and Stelshi  Holding Ltd.  (together  with Stelios
                  Haji-Ioannou for purposes of the non-compete provision only)

EXHIBIT B         A  conformed  copy of the  Agreement  dated as of May 16, 2004 between OMI and Stelphi Holding Ltd.

EXHIBIT C         A  conformed  copy of the  Agreement  dated as of May 16, 2004 between OMI and Stelchi Holding Ltd.

EXHIBIT D         A  conformed  copy of the letter  dated May 20,  2004 from OMI
                  Corporation to Stelmar Shipping Ltd.













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